UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ____________

                                SCHEDULE 13D/A-7

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)



                             PHONE1GLOBALWIDE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  719208 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 DAVID W. SLOAN
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [_].

CUSIP No._______                SCHEDULE 13D                Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS GNB Bank
     (Panama), S.A.


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                        N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)[_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Republic of Panama


________________________________________________________________________________
               7    SOLE VOTING POWER                       -0-

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                     -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  -0-

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                -0-
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                  -0-



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                                [_]



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11) 0%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                BK



________________________________________________________________________________

CUSIP No._______                SCHEDULE 13D                Page 3 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS Metro Marketing, Limited (1)


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS                                        N/A



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)[_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION   Isle of Man



________________________________________________________________________________
               7    SOLE VOTING POWER                       -0-

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                     -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER                  -0-

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                -0-
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON  -0-



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES       [_]



________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11) 0%



________________________________________________________________________________
14   TYPE OF REPORTING PERSON                CO


________________________________________________________________________________
(1) The Reporting Person owns all of the outstanding capital stock of GNB Bank.

        [EXPLANATORY NOTE: This Schedule 13D/A-7 amends Item 5 of the Schedule 13D/A-6 filed on March 12, 2003]


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Items (a) and (c) are amended by substituting the following:

        On September 30, 2003 GNB Bank (Panama) S.A. ("GNB") sold all the securities of the Issuer beneficially owned by it to Hispanic Telecommunications Holding S.A. ("Hispanic") pursuant to a Stock and Promissory Notes Purchase Agreement between GNB and Hispanic, dated September 30, 2003, as amended on the same date.

(b)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

a. Stock and Promissory Notes Purchase Agreement between GNB Bank (Panama) S.A. and Hispanic Telecommunications Holding S.A. dated September 30, 2003.

b. Amendment to the agreement described in Item 7.a. dated September 30, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2003               GNB Bank (Panama) S.A.



                                    By:/s/ Camilo Verastegui
                                       ---------------------------
                                    Name: Camilo Verastegui
                                    Title: General Manager

                                    METRO MARKETING CO. LIMITED


                                    By: /s/ Colin Duport Ferbrache
                                       ---------------------------
                                    Name: Colin Duport Ferbrache
                                    Title: Director